UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29703/June 22, 2011

_____
In the Matter of   :
                                         :
RUSSELL ETF TRUST   :
1301 Second Ave.   :
18th Floor   :
Seattle, WA 98101   :
                                         :
(811-22401)   :
                                         :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Russell ETF Trust filed an application on April 5, 2011, and
amended on May 25, 2011, requesting an order under section 8(f)
of the Act declaring that it has ceased to be an investment
company.

On May 27, 2011, a notice of filing of the application was issued
(Investment Company Act Release No. 29684). The notice gave
interested persons an opportunity to request a hearing and stated
that an order disposing of the application would be issued unless
a hearing was ordered. No request for a hearing has been filed,
and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Cathy H. Ahn
                                        Deputy Secretary